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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  NetZero, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64122R109
                         -------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 14 pages

CUSIP NO.  64122R109


--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Bill Gross' idealab! (95-4569774)
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization       United States of America

--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power           5,296,590 shares
Shares          ----------------------------------------------------------------
Beneficially    6.  Shared Voting Power         17,949,274 shares
Owned by        ----------------------------------------------------------------
Each            7.  Sole Dispositive Power      5,296,590 shares
Reporting       ----------------------------------------------------------------
Person With:    8.  Shared Dispositive Power    17,949,274 shares
--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,245,864 shares
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)    18.6%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  CO

--------------------------------------------------------------------------------



                               Page 2 of 14 pages

CUSIP NO.  64122R109


--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Bill Gross
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization       United States of America

--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power          5,336,029 shares
Shares          ----------------------------------------------------------------
Beneficially    6.  Shared Voting Power        17,949,274 shares
Owned by        ----------------------------------------------------------------
Each            7.  Sole Dispositive Power     5,336,029 shares
Reporting       ----------------------------------------------------------------
Person With:    8.  Shared Dispositive Power   17,949,274 shares
--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          23,285,303 shares
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   18.6%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  IN

--------------------------------------------------------------------------------



                               Page 3 of 14 pages

CUSIP NO.  64122R109


--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          idealab! Capital Management I, L.L.C.  (95-4677542)
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization       United States of America
--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power          17,949,274 shares
Shares          ----------------------------------------------------------------
Beneficially    6.  Shared Voting Power        0
Owned by        ----------------------------------------------------------------
Each            7.  Sole Dispositive Power     17,949,274 shares
Reporting       ----------------------------------------------------------------
Person With:    8.  Shared Dispositive Power   0
--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          17,949,274 shares
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   14.4%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  IV
--------------------------------------------------------------------------------



                               Page 4 of 14 pages

CUSIP NO.  64122R109


--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          idealab! Capital Partners I-A, L.P.  (95-4677544)
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of        United States of America
          Organization

--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power          7,656,280 shares
Shares          ----------------------------------------------------------------
Beneficially    6.  Shared Voting Power        0
Owned by        ----------------------------------------------------------------
Each            7.  Sole Dispositive Power     7,656,280  shares
Reporting       ----------------------------------------------------------------
Person With:    8.  Shared Dispositive Power   0
--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          7,656,280 shares
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   6.1%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  IV

--------------------------------------------------------------------------------



                               Page 5 of 14 pages

CUSIP NO.  64122R109


--------------------------------------------------------------------------------
      1.  Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          idealab! Capital Partners I-B, L.P. (95-4679492)
--------------------------------------------------------------------------------
      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------
          (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
      3.  SEC Use only

--------------------------------------------------------------------------------
      4.  Citizenship or Place of Organization       United States of America

--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power          10,292,994 shares
Shares          ----------------------------------------------------------------
Beneficially    6.  Shared Voting Power        0
Owned by        ----------------------------------------------------------------
Each            7.  Sole Dispositive Power     10,292,994 shares
Reporting       ----------------------------------------------------------------
Person With:    8.  Shared Dispositive Power   0
--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

          10,292,994 shares
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)   8.3%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)  IV

--------------------------------------------------------------------------------



                               Page 6 of 14 pages

ITEM 1.

    (a)   Name of Issuer: NetZero, Inc.

    (b) Address of Issuer's Principal Executive Offices: 2555 Townsgate Road, Westlake Village, California 91361


ITEM 2.

    (a) Name of Person Filing: This statement is being filed jointly by Bill Gross' idealab!, a California corporation ("BGIL"), Bill Gross, an individual, idealab! Capital Management I, L.L.C., a Delaware limited liability company ("ICM"), idealab! Capital Partners I-A, L.P., a Delaware limited partnership ("ICP I-A"), and idealab! Capital Partners I-B, L.P., a Delaware limited partnership ("ICP I-B") (ICP I-B, together with BGIL, Mr. Gross, ICM and ICP-I-A are referred to collectively as the "Reporting Persons"). Mr. Gross is the Chairman of the Board of Directors and CEO of BGIL and the Managing Member of idealab! Holdings, L.L.C., a Delaware limited liability company ("Holdings"), and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross is a Managing Member of ICM and shares voting and investment power over shares held beneficially by ICM. ICP I-A and ICP I-B are controlled by ICM.

    (b) Address of Principal Business Offices or, if none, Residence: The principal business offices of each of the Reporting Persons is 130 W. Union St., Pasadena, CA 91103.

    (c) Citizenship: BGIL is a California corporation, Mr. Gross is a citizen of the United States of America, ICM is a Delaware limited liability company and ICP- I-A and ICP I-B are Delaware limited partnerships.

    (d) Title of Class of Securities: Common Stock ($.001 par value) ("Common Stock")

    (e)   CUSIP Number: 64122R109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)   [ ]  Broker or dealer registered under section 15 of the Act (15
               U.S.C. 70o)

    (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

    (c)   [ ]  Insurance company as defined in section 3(a)(19) of the Act (15
               U.S.C. 78c)

    (d)   [ ]  Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8)

    (e)   [ ]  An investment adviser in accordance with Section
               240.13d-1(b)(1)(ii)(E)

    (f)   [ ]  An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F)

    (g)   [ ]  A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G)

    (h)   [ ]  A savings associations as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813)

    (i)   [ ]  A church plan that is excluded from the fefinition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

    (j)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4. OWNERSHIP

        As of December 31, 2000, the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:


BGIL:

   (a)   Amount Beneficially Owned:  23,245,864*.

   (b)   Percent of Class:  18.6%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 5,296,590.

         (ii)  Shared power to vote or to direct the vote: 17,949,274.

         (iii) Sole power to dispose or to direct the disposition of: 5,296,590.

         (iv)  Shared power to dispose or to direct the disposition of:
               17,949,274.



                               Page 7 of 14 pages

Mr. Gross:

   (a)   Amount Beneficially Owned:  23,285,303*.

   (b)   Percent of Class:  18.6%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 5,336,029.

         (ii)  Shared power to vote or to direct the vote: 17,949,274.

         (iii) Sole power to dispose or to direct the disposition of: 5,336,029.

         (iv)  Shared power to dispose or to direct the disposition of:
               17,949,274.

ICM:

   (a)   Amount Beneficially Owned:  17,949,274**.

   (b)   Percent of Class:  14.4%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 17,949,274**.

         (ii)  Shared power to vote or to direct the vote: 0.

         (iii) Sole power to dispose or to direct the disposition of:
               17,949,274**.

         (iv)  Shared power to dispose or to direct the disposition of: 0.

ICP I-A:

   (a)   Amount Beneficially Owned:  7,656,280**.

   (b)   Percent of Class:  6.1%.


   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 7,656,280**.

         (ii)  Shared power to vote or to direct the vote: 0.

         (iii) Sole power to dispose or to direct the disposition of:
               7,656,280**.

         (iv)  Shared power to dispose or to direct the disposition of: 0.



                               Page 8 of 14 pages

ICP I-B:

   (a)   Amount Beneficially Owned:  10,292,994**.

   (b)   Percent of Class:  8.3%.

   (c)   Number of shares as to which such person has:

         (i)   Sole power to vote or to direct the vote: 10,292,994**.

         (ii)  Shared power to vote or to direct the vote: 0.

         (iii) Sole power to dispose or to direct the disposition of:
               10,292,994**.

         (iv)  Shared power to dispose or to direct the disposition of: 0.


   * BGIL is the record owner of 2,550 shares of Common Stock. Holdings is the record owner of 5,294,040 shares of Common Stock. Mr. Gross is the record owner of 39,439 shares of Common Stock. Holdings is a wholly-owned subsidiary of BGIL and is controlled by BGIL. Mr. Gross is the Chairman of the Board of Directors and CEO of BGIL and the Managing Member of Holdings and exercises voting and investment power over shares held beneficially by those entities. Mr. Gross is a Managing Member of ICM and shares voting and investment power over shares held beneficially by ICM. Each of the reporting persons disclaim beneficial ownership of such shares of Common Stock of NetZero to the extent it exceeds its pecuniary interest.

   ** ICP I-A is the record owner of 7,656,280 shares of Common Stock and ICP I-B is the record owner of 10,292,994 shares of Common Stock. ICM may be deemed the beneficial owner of 17,949,274 shares in its capacity as the general partner of ICP I-A and ICP I-B.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

        By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 9 of 14 pages

                                   SIGNATURES


    After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.



    Date:  February 13, 2001            BILL GROSS' IDEALAB!



                                        By     /s/ Bill Gross
                                               ---------------------------------

                                               Name:  Bill Gross

                                               Title: Chairman of the Board and
                                                      CEO



    Date:  February 13, 2001            By     /s/ Bill Gross
                                               ---------------------------------

                                        Name:  Bill Gross


    Date:  February 13, 2001            IDEALAB! CAPITAL MANAGEMENT I, L.L.C.



                                        By     /s/ William Elkus
                                               ---------------------------------

                                               Name:  William S. Elkus

                                               Title: Managing Member



    Date:  February 13, 2001            IDEALAB! CAPITAL PARTNERS I-A, L.P.



                                        By     /s/ William Elkus
                                               ---------------------------------

                                               Name:  William S. Elkus

                                               Title: Managing Member of
                                                      idealab! Capital
                                                      Management I, L.L.C., its
                                                      General Partner



                              Page 10 of 14 pages

    Date:  February 13, 2001            IDEALAB! CAPITAL PARTNERS 1-B, L.P.



                                        By     /s/ William Elkus
                                               ---------------------------------

                                               Name:  William S. Elkus

                                               Title: Managing Member of
                                                      idealab! Capital
                                                      Management I, L.L.C., its
                                                      General Partner



                               Page 11 of 14 pages

                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------
A.      Joint Filing Agreement, dated February 13, 2001 by and between
        Bill Gross' idealab!, Bill Gross, idealab! Capital Management
        I, L.L.C., idealab! Capital Partners I-A, L.P. and idealab!
        Capital Partners I-B, L.P......................................   13



                               Page 12 of 14 pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


        The undersigned hereby agree that the statement on Schedule 13G (Amendment No. 1) dated February 13, 2001 with respect to the Common Stock of NetZero, Inc. is, and any amendments thereto (including amendments on Schedule
13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

        This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.


    Date:  February 13, 2001            BILL GROSS' IDEALAB!



                                        By     /s/ Bill Gross
                                               ---------------------------------

                                               Name:  Bill Gross

                                               Title: Chairman of the Board and
                                                      CEO



    Date:  February 13, 2001            By     /s/ Bill Gross
                                               ---------------------------------

                                        Name:  Bill Gross


    Date:  February 13, 2001            IDEALAB! CAPITAL MANAGEMENT I, L.L.C.



                                        By     /s/ William Elkus
                                               ---------------------------------

                                               Name:  William S. Elkus

                                               Title: Managing Member



    Date:  February 13, 2001            IDEALAB! CAPITAL PARTNERS I-A, L.P.



                                        By     /s/ William Elkus
                                               ---------------------------------

                                               Name:  William S. Elkus

                                               Title: Managing Member of
                                                      idealab! Capital
                                                      Management I, L.L.C., its
                                                      General Partner



                               Page 13 of 14 pages

    Date:  February 13, 2001            IDEALAB! CAPITAL PARTNERS 1-B, L.P.



                                        By     /s/ William Elkus
                                               ---------------------------------

                                               Name:  William S. Elkus

                                               Title: Managing Member of
                                                      idealab! Capital
                                                      Management I, L.L.C., its
                                                      General Partner



                              Page 14 of 14 pages